UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ashford Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Archie Bennett, Jr.

14185 Dallas Parkway, Suite 1150

Dallas, Texas 75254

(972) 980-2700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104-10-7

1	Name of Reporting Person or I.R.S. Identification No. of Above Person Archie Bennett, Jr.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 805,111

	8	Shared Voting Power 0

	9	Sole Dispositive Power 805,111

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 805,111

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒(1)

13	Percent of Class Represented by Amount in Row (11) 28.5%(2)

14	Type of Reporting Person IN

(1)         Excludes 9,834 shares of Common Stock reserved for issuance by the Issuer to the Reporting Person pursuant to the Issuer’s deferred compensation plan.

(2)         Based on 2,109,388 shares of Common Stock outstanding as of August 7, 2018, as reflected in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2018 plus 714,286 shares of Common Stock issuable upon conversion of the 4,000,000 shares of Series B Preferred Stock (as defined below) that were issued in connection with the Transactions described elsewhere in this Schedule 13D plus the Units (as defined below).

Explanatory Note

Ashford Inc., a Maryland corporation (the “Company”), entered into a Combination Agreement (the “Combination Agreement”) with Monty J. Bennett and Archie Bennett, Jr., the Company’s Chairman and Chief Executive Officer and his father, respectively; Remington Holdings, L.P., a Delaware limited partnership (“Remington”); Remington Holdings GP, LLC, a Delaware limited liability company and the general partner of Remington (the “General Partner”); Project Management LLC, a Maryland limited liability company and wholly owned subsidiary of Remington (“PM LLC”); MJB Investments, LP (“MJB Investments”); Mark A. Sharkey; Ashford Holding Corp., a Maryland corporation and wholly owned subsidiary of the Company (“New Holdco”); and Ashford Merger Sub Inc., a Maryland corporation and wholly owned subsidiary of New Holdco (“Merger Sub”). On August 8, 2018 (the “Effective Date”), the parties to the Combination Agreement completed a business combination by effectuating the transactions contemplated by the Combination Agreement.

As part of the transactions contemplated by the Combination Agreement (the “Transactions”), Merger Sub merged with and into the Company (the “Merger”), with the Company surviving and becoming a wholly owned subsidiary of New Holdco and, by virtue of such Merger, each issued and outstanding share of common stock of the Company, par value $0.01, was converted into one share of common stock, par value $0.01 of New Holdco (the “New Holdco Common Stock”). In connection with the Merger, the Company changed its legal name to Ashford OAINC Inc. and in connection with the consummation of the Transactions, New Holdco changed its legal name to Ashford Inc. As a result of the Merger and after the legal name changes, Ashford OAINC Inc. (formerly named Ashford Inc., the “Predecessor Ashford Inc.”) became a wholly owned subsidiary of Ashford Inc. (formerly named Ashford Holding Corp.). Ashford Inc. is the successor issuer to Predecessor Ashford Inc. under Rule 12g-3 under the Securities Exchange Act of 1934 (the “Exchange Act”). As a result, the shares of Ashford Inc.’s common stock, par value $0.01 per share, are deemed to be registered under Section 12(b) of the Exchange Act.

Prior to the consummation of the Merger, Remington and certain of its affiliates (i) transferred the project management business conducted by certain affiliates of Remington prior to the closing of the Transactions (the “Project Management Business”) to PM LLC, and (ii) transfer 100% of the equity interests in PM LLC (the “PM LLC Transferred Securities”) to Archie Bennett, Jr., MJB Investments and Mark A. Sharkey (collectively, the “Remington Sellers”) (clauses (i) and (ii), collectively, the “PM Formation Transaction”). Immediately following the consummation of the PM Formation Transaction and the effectiveness of the Merger, the Remington Sellers transferred to New Holdco the PM LLC Transferred Securities in exchange for the consideration provided in the Combination Agreement.

Item 1.   Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Ashford Inc., a Maryland corporation (the “Issuer”), and is being filed by Archie Bennett, Jr. (the “Reporting Person” or “Archie Bennett, Jr.”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1100, Dallas, Texas 75254.

Item 2.   Identity and Background

(a) Name. The name of the Reporting Person is Archie Bennett, Jr.

(b) Business Address. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1150, Dallas, Texas 75254.

(c) Occupation and Employment. The Reporting Person serves as Chairman Emeritus of Ashford Hospitality Trust, Inc. and Chairman of Remington.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

In consideration of the contribution of the PM LLC Transferred Securities, the Remington Sellers received aggregate consideration of $203,000,000, consisting of 8,120,000 shares of Series B Preferred Stock, par value $25.00 (“Series B Preferred Stock”). The Reporting Person received 4,000,000 shares of Series B Preferred Stock, which are convertible at any time and from time to time, in full or partially, into 714,286 shares of Common Stock at a conversion ratio equal to the liquidation preference of a share of Series B Preferred Stock, divided by $140 (as adjusted pursuant to the anti-dilution provisions described below, if applicable).

Item 4.   Purpose of Transaction

The Reporting Person, directly or indirectly through certain affiliates, acquired the Series B Preferred Stock and the Common Stock issuable upon conversion of the Series B Preferred Stock in connection with the Transactions and for investment purposes. The Reporting Person evaluates, and will continue to evaluate, his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Series B Preferred Stock and Common Stock for investment; (ii) converting, at the option of the Issuer, some or all of the Series B Preferred Stock into shares of Common Stock; (iii) disposing of all or a portion of the Common Stock issuable upon conversion of the Series B Preferred Stock and other Common Stock in the open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person’s future actions with regard to his investments are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio. Other than as set forth above or reflected below, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. The holdings reported by the Reporting Person herein consist of: (a) 90,171 shares of Common Stock, (b) 654.3 common units in Ashford Hospitality Holdings LLC, the operating subsidiary of the Issuer, which are, upon redemption at the request of the Reporting Person, redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock (on a 1-for-1 basis) (the “Units”) and (c) 714,286 shares of common stock issuable upon conversion of the Series B Preferred Stock, held directly or indirectly by the Reporting Person.

The Reporting Person is deemed to beneficially own an aggregate of 805,111 shares of Common Stock (including (x) 654.3 Units and (y) 714,286 shares of Common stock issuable upon conversion of the Series B Preferred Stock), representing approximately 28.5% of the Issuer’s outstanding Common Stock. The securities are held as follows:

(i) 36,445 shares of Common Stock, 152.7 Units and the Series B Preferred Stock are held directly by the Reporting Person; and

(ii) 53,726 shares of Common Stock and 501.6 Units are held indirectly by the Reporting Person through 1080 Partners, LP.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Common Stock identified in response to Item 5(a) above. Until August 8, 2023 (five year anniversary of the Effective Date), the Reporting Person is required to vote his shares of Common Stock in excess of 25% of the combined voting power of all of the outstanding voting securities of the Issuer in the same proportion as the unaffiliated stockholders of the Issuer vote its shares of Common Stock.

(c) Transactions within the Past 60 Days. The transactions described in Item 3 and Item 6 are incorporated by reference into this Item 5(c).

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement

On the Effective Date, the Reporting Person, Monty J. Bennett, MJB Investments, Mark A. Sharkey and New Holdco entered into the Investor Rights Agreement that provide for, among other items, governing rights, operating agreements, non-competes, transfer restrictions, and put and call rights and obligations of the parties with respect to New Holdco and its subsidiaries, including PM LLC.

Board Designation Rights

The Investor Rights Agreement provides that for so long as the Reporting Person, Monty J. Bennett, MJB Investments and Mark A. Sharkey (together with each person that succeeds to their respective interests as the result of a transfer permitted under the Investor Rights Agreement, the “Covered Investors”) beneficially own no less than 20% of the issued and outstanding shares of New Holdco Common Stock (taking into account the Series B Preferred Stock on an as-converted basis), each of Mr. Archie Bennett, Jr., during his lifetime, and thereafter those Covered Investors holding in the aggregate 55% of the total number of shares of New Holdco Common Stock (taking into account the Series B Preferred Stock on an as-converted basis) held by all Covered Investors (a “Majority in Interest”), and Mr. Monty J. Bennett, during his lifetime, and a Majority in Interest of the Covered Investors thereafter, will each be entitled to nominate one individual (other than Archie Bennett, Jr.) for election as a member of the Board of Directors of New Holdco (each a “Seller Nominee”).  Monty J. Bennett and W. Michael Murphy will serve as the initial Seller Nominees.  The Investor Rights Agreement requires New Holdco, with respect to the Seller Nominees, (i) to assure that the size of the Board will accommodate the Seller Nominee, (ii) at each annual meeting of stockholders of New Holdco, to cause the slate of nominees standing for election, and recommended by the Board, at each such meeting to include the Seller Nominee, (iii) to nominate and reflect in the proxy statement on Schedule 14A for each annual meeting the nomination of the Seller Nominee for election as a director of New Holdco at each such meeting and (iv) to the extent permitted under applicable law and stock exchange rules, cause all proxies for which a vote is not specified to be voted for the Seller Nominee.

Preemptive Rights

The Investor Rights Agreement provides that, except for issuances in connection with the conversion of the

Series B Preferred Stock as provided in the Articles Supplementary establishing the Series B Preferred Stock or the exercise of the Change of Control Put Option or Call Option (each as defined below), New Holdco will not issue any equity securities, rights to acquire equity securities of New Holdco or debt convertible into equity securities of New Holdco (“New Securities”) unless New Holdco gives each of Monty J. Bennett, Archie Bennett, Jr., and MJB Investments (together with each person that succeeds to the interests as an immediate family member or controlled entity transferee (the “Holder Group Investors”) notice of its respective intention to issue New Securities and the right to acquire such Holder Group Investor’s pro rata share of the New Securities.

Transfer Restrictions

The Investor Rights Agreement provides that, for five years after the closing of the Transactions, each of the Covered Investors are prohibited from transferring New Holdco Common Stock or Series B Preferred Stock to any person (subject to certain specified exceptions) that is or would become, together with such person’s affiliates and associates, a beneficial owner of 10% or more of the shares of New Holdco Common Stock, taking the Series B Preferred Stock into account on an as-converted basis, except (i) to family members and in connection with estate planning, (ii) as a result of any voting agreement between Mr. Monty J. Bennett and Mr. Archie Bennett, Jr., (iii) transfers in which no transferee (or group of affiliated or associated transferees) would purchase or receive 2% or more of the outstanding voting shares of New Holdco, (iv) in connection with any widespread public distribution of shares of New Holdco Common Stock or Series B Preferred Stock registered under the Securities Act of 1933, as amended (the “Securities Act”) or (v) a transfer to any transferee that would beneficially own more than 50% of the outstanding New Holdco Common Stock and Series B Preferred Stock without any transfer from a Covered Investor, unless such transfer restrictions have been waived by the affirmative vote of the majority of the stockholders of New Holdco that are not affiliates or associates of the Covered Investors.  For the purposes of such transfer restriction, any person is deemed to beneficially own the securities of any other person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert or in parallel, or towards a common goal with such other person, related to acquiring, holding, voting or disposing of voting securities of New Holdco or changing or influencing the control of New Holdco, other than in connection with the solicitation of, or granting or receiving, revocable proxies or consents given in response to a public proxy or consent solicitation or being solicited for, or tendering or receiving tenders of securities in a public tender or exchange offer.  Any permitted transferee from a Covered Investor must, as a condition to such transfer, become a party to the Investor Rights Agreement by joinder and agree to be bound by all of the terms and conditions set forth therein as a Covered Investor.

Put and Call Options

Call Option. Pursuant to the Investor Rights Agreement, after the seventh anniversary of the closing of the Transactions, New Holdco has the option to redeem all or any portion of the Series B Preferred Stock in $25,000,000 increments on a pro rata basis among all Covered Investors unless, no less than 15 days before the closing of the purchase transaction, the participating Covered Investors specify an alternative allocation of the Series B Preferred Stock subject to the redemption (the “Call Option”), at a price per share equal to the sum of (i) $25.125 (as adjusted for any applicable stock splits or similar transactions) (the “Base Strike Price”) plus (ii) all accrued but unpaid dividends.  The purchase price is payable only in cash.  The notice of exercise of the Call Option does not limit or restrict any Covered Investor’s right to convert the Series B Preferred Stock into shares of New Holdco Common Stock prior to the closing of the Call Option.

Change of Control Put Option. The Investor Rights Agreements provides each Covered Investor with the option, exercisable on one occasion, to sell to the Company all of the Series B Preferred Stock then owned by such Covered Investor (the “Change of Control Put Option”) at any time at or during the ten business day consecutive period following the consummation of a Change of Control.  In the event that a Covered Investor exercises the Change of Control Put Option, the price to be paid to such exercising Covered Investor will be an amount equal to (1) not more than the Base Strike Price, plus (2) all accrued and unpaid dividends, plus (3) if prior to the fifth anniversary of the closing of the Transactions, an additional amount per share which shall initially be 15% of the Base Strike Price, and reduced by 3% of the Base Strike Price for each year, inclusive of the year in which the Change of Control Put Option is exercised, until the fifth anniversary of the Effective Date.  Such price shall be payable at each Covered Investor’s election in any combination of cash or a number of shares of New Holdco Common Stock determined by dividing the cash amount to be paid by a $140 conversion price.  The $140 conversion price is subject to adjustment in the event of stock dividends on New Holdco Common Stock or any subdivision or combination of New Holdco Common Stock.

A “Change of Control” means, with respect to any Covered Investor, any of the following, in each case that was not voted for or consented to by such Covered Investor solely in its capacity as a stockholder of New Holdco:

(i) any person (other than Archie Bennett, Jr., Monty J. Bennett, MJB Investments, their controlled affiliates, trusts or estates in which any of them has a substantial interest or as to which any of them serves as trustee or a similar capacity, any immediate family member of Archie Bennett, Jr. or Monty J. Bennett or any group of which they are a member) acquires beneficial ownership of securities of New Holdco that, together with the securities of New Holdco previously beneficially owned by the first such person, constitutes more than 50% of the total voting power of the New Holdco’s outstanding securities, or (ii) the sale, lease, transfer or other disposition (other than as collateral) of all or a majority of New Holdco’s (taken as a whole) assets or income or revenue generating capacity, other than to any direct or indirect majority-owned and controlled affiliate of New Holdco.

Voting Limitations

The Investor Rights Agreement provides that on matters submitted to a vote of the holders of voting securities of New Holdco, the Covered Investors will have the right to vote or direct or cause the vote of the shares as to which they hold sole voting power or are held by immediate family members (or a trust for the benefit of such person) (“Sole Voting Shares”) as the Covered Investors determine, in their sole discretion, except if, prior to the fifth anniversary of the closing of the Transactions, the combined voting power of the Reference Shares (as defined below) of New Holdco exceeds 25.0% (plus the combined voting power of any common stock of New Holdco acquired by any Covered Investor in an arm’s length transaction after the closing of the transaction from a person other than New Holdco or a subsidiary of New Holdco, including through open market purchases, or privately negotiated transactions or any distributions of New Holdco Common Stock by either of Ashford Hospitality Trust, Inc. (“Trust”) or Braemar Hotels & Resorts Inc. (“Braemar”) to its respective stockholders pro rata) of the combined voting power of all of the outstanding voting securities of New Holdco entitled to vote on any given matter, then Reference Shares of New Holdco representing voting power equal to such excess will be deemed to be “Company Cleansed Shares” under the Investor Rights Agreement.  The Covered Investors will vote, or cause to be voted, out of the Covered Investors’ Sole Voting Shares, shares constituting voting power equal to the voting power of the Company Cleansed Shares in the same proportion as the holders of such class or series of voting securities of New Holdco vote their shares with respect to such matters, inclusive of the Reference Shares of New Holdco voted by the Covered Investors.  These voting restrictions may be waived by a majority vote or consent of the independent directors of New Holdco, as applicable, that have no personal interest in the matter to be voted upon.

“Reference Shares” means all voting securities of New Holdco that are (a) beneficially owned by any Covered Investor, including any such voting securities as to which any Covered Investor has sole or shared voting power; (b) beneficially owned by any member of a group of which any Covered Investor is a member; or (c) subject to or referenced in any derivative or synthetic interest that (i) conveys any voting right in the common stock of New Holdco or (ii) is required to be, or is capable of being, settled through delivery of New Holdco Common Stock, in either case, that is held or beneficially owned by any Covered Investor or any controlled affiliate or any Covered Investor.

The Covered Investors, among themselves, provide that the total number of votes attributable to Reference Shares that are not Cleansed Shares will be proportionately allocated among the Covered Investors based on a percentage, the numerator of which is the number of Reference Shares held by such Covered Investor, and the denominator of which is the total number of Reference Shares held by all Covered Investors in the aggregate.

Termination

The Investor Rights Agreement terminates by its terms on the earliest of (i) the written agreement of New Holdco and a Majority in Interest of the Covered Investors and (ii) the date on which the Covered Investors no longer own any New Holdco Common Stock or Series B Preferred Stock; provided the noncompetition agreement, the transfer restrictions, board nomination rights and voting restrictions will last for the time periods provided by their terms and the Call Option and Change of Control Put Option will last indefinitely.  A Covered Investor will automatically cease to be bound by the Investor Rights Agreement at such time as such Covered Investor no longer owns any New Holdco Common Stock or Series B Preferred Stock.

Merger and Registration Rights Agreement

On the Effective Date, Ashford Inc., New Holdco, Merger Sub, Archie Bennett, Jr., MJB Investments and Mark A. Sharkey entered into the Merger and Registration Rights Agreement. Pursuant to the Merger and Registration Rights Agreement, New Holdco will, no later than 120 days following the effective time of the Merger, file a registration statement under the Securities Act, to permit the resale of the Series B Preferred Stock and the New Holdco Common Stock into which the Series B Preferred Stock is convertible.  New Holdco will use its commercially reasonable efforts to cause the registration statement to become effective and remain available for the resale of the securities covered by the registration statements.  In certain circumstances, including at any time that New Holdco is in possession of material nonpublic information, New Holdco will have the right to suspend sales under the registration statement.

The descriptions of the Combination Agreement, Investor Rights Agreement and Merger and Registration Rights Agreement are qualified in their entirety by the text of such agreements, which are included as Exhibit 99.1, 99.2, 99.3 to this Schedule 13D, respectively, and incorporated by reference into this Item 6.

Item 7.         Materials to be Filed as Exhibits.

99.1

Combination Agreement, dated as of April 6, 2018 between Monty J. Bennett, Archie Bennett, Jr., Remington Holdings GP, LLC, Project Management LLC, MJB Investments, LP, Mark A. Sharkey, Remington Holdings, L.P., Ashford Inc., Ashford Holding Corp. and Ashford Merger Sub Inc. (incorporated by reference to Exhibit 2.1 of Form 8-K, filed on April 9, 2018) (File No. 001-36400)

99.2

Investor Rights Agreement, dated August 8, 2018, by and among Ashford Holding Corp., Archie Bennett, Jr., Monty J. Bennett, MJB Investments, LP, Mark A. Sharkey, and any other Persons that become parties by joinder as provided herein (incorporated by reference to Exhibit 10.1 of Form 8-K, filed on August 8, 2018) (File No. 001-36400)

99.3

Merger and Registration Rights Agreement dated August 8, 2018, by and among Ashford Inc., Ashford Holding Corp., and Ashford Merger Sub Inc., and, solely for the purposes of Article V hereof, Archie Bennett, Jr., MJB Investments, LP and Mark A. Sharkey (incorporated by reference to Exhibit 10.2 of Form 8-K, filed on August 8, 2018) (File No. 001-36400)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2018

By:	/s/ Archie Bennett, Jr.
Archie Bennett, Jr.